PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                                    EXHIBIT K

                    GUARANTEE OF TECNOMATIX TECHNOLOGIES LTD.


Tecnomatix Technologies Ltd (the "GUARANTOR") hereby guarantees HP-OMS
(Israel) Ltd. ("HP-OMS") the full and prompt performance of each and any of the undertakings of Tecnomatix Ltd (the "CUSTOMER") under the Services Agreement For HP-OMS Operations Services between Tecnomatix Ltd. and HP-OMS (Israel) Ltd., dated October 30, 2003. Guarantor hereby waives its right pursuant to clause 8(1) of the Israeli Law of Guarantee 1967, and expresses its consent that HP-OMS will have the right to enforce the Guarantor's guarantee, without having first to demand from the Customer to fulfill its undertakings, in whole or in part, and without having first to initiate legal proceedings against Customer.


TECNOMATIX TECHNOLOGIES LTD


By:          /s/ Harel Beit-On

Name:        Harel Beit-On

Title:       Chairman & CEO

Date:        30.10.2003


By:          /s/ Efrat Safran

Name:        Efrat Safran

Title:       General Counsel

Date:        30.10.2003